UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2018

Commission File Number: 000-54290

 Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Second Quarter 2018 Consolidated Results
2.	Second Quarter 2018 Consolidated Earnings Results Presentation

Item 1

Report of 2Q2018 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance. Although we are not a financial institution, as a result of the enactment of Law 1870 of 2017, also known as Law of Financial Conglomerates, starting on 2018, Grupo Aval will be subject to the supervision and regulation of the Superintendency of Finance. Grupo Aval, as the holding company of its financial conglomerate will become responsible for the compliance with capital adequacy requirements, corporate governance standards, financial risk management and internal control framework and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

The results for 1Q2018 and 2Q2018 are not comparable to previous quarters due to the prospective adoption in Colombia of IFRS 9 and IFRS 15 starting in January 1, 2018. Although the adoption of this accounting standards had no impact in net income, figures for impairment loss on loans and accounts receivable and interest income on loans for 1Q2018 have been slightly adjusted to reflect the full effect of netting out of Stage 3 interest income and its impairment, both on the Statement of Financial Position and the Statement of Profit or Loss.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Bogotá, August 16th, 2018. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 681.5 billion (Ps 30.6 pesos per share) for 2Q18 versus a Ps 597.7 billion (Ps 26.8 pesos per share) figure reported for 1Q18. ROAE for the quarter was 17.7% and ROAA was 2.0%.

Key results of the quarter:

•	Solid net income for the quarter of Ps. 30.6 pesos per share.

•	An active strategy to focus on profitable growth impacted the balance of the commercial loan portfolio.

•	Stronger capital position with a Tangible Equity Ratio of 7.7%.

•	Stable and resilient NIM of 5.6% despite the impact of IFRS 9(*).

•	Improving 30 days PDLs in line with data observed in new vintages.

•	Expected improvement in 90 days PDL going forward as a consequence of better roll rates.

•	Cost of Risk improving due to: better credit quality and slower growth, which requires less provisions booked at loan inception(*).

•	Faster growth in fee income than in balance sheet, both YTD and in quarter driven by banking and pension fund fees.

•	Stronger income from non-financial entities reflecting solid results in Corficolombiana’s energy and infrastructure businesses.

•	Strong efficiency ratio (47%) with operating expenses growing at 1.3% 1H2018 versus 1H2017.

•	2.0% and 17.7% of ROAA and ROAE for the quarter.

(*) According to IFRS 9 (in effect since January 1, 2018), accrued interest income on loans classified as Stage 3 is booked net of provisions, in each period. Provisions booked against interest income in relation to Stage 3 loans amounted to $250,000 mm for 1H2018. Net Income was not affected.

Gross loans excludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. Fee income ratio is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

2

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17

Cash and cash equivalents	22,958.8	21,687.7	21,175.2	-2.4%	-7.8%

Total financial assets held for trading through profit or losses	4,995.8	5,768.9	5,013.4	-13.1%	0.4%
Total available for sale financial assets	17,165.3	19,527.5	20,086.6	2.9%	17.0%
Investments held to maturity	2,688.7	2,827.9	2,961.1	4.7%	10.1%
Other financial assets at fair value through profit or loss	2,174.9	2,333.2	2,409.6	3.3%	10.8%
Total loans and receivables, net	157,100.3	156,099.6	158,305.7	1.4%	0.8%
Tangible assets	6,539.6	6,449.4	6,461.4	0.2%	-1.2%
Goodwill	6,903.1	6,581.3	6,817.5	3.6%	-1.2%
Concession arrangement rights	2,883.7	3,221.3	3,493.3	8.4%	21.1%
Other assets	7,378.3	7,782.4	7,823.6	0.5%	6.0%
Total assets	230,788.5	232,279.0	234,547.4	1.0%	1.6%
Derivative instruments held for trading	602.7	754.8	478.1	-36.7%	-20.7%
Deposits from clients at amortized cost	150,117.8	151,771.6	151,958.1	0.1%	1.2%
Interbank borrowings and overnight funds	6,590.1	6,971.1	7,154.7	2.6%	8.6%
Borrowings from banks and others	19,199.0	16,279.8	16,836.5	3.4%	-12.3%
Bonds	17,152.4	18,546.8	19,347.3	4.3%	12.8%
Borrowings from development entities	2,801.7	2,995.8	3,054.0	1.9%	9.0%
Other liabilities	9,603.0	10,851.5	10,448.7	-3.7%	8.8%
Total liabilities	206,066.8	208,171.3	209,277.4	0.5%	1.6%
Equity attributable to owners of the parent company	15,523.4	14,944.9	15,830.5	5.9%	2.0%
Non-controlling interests	9,198.3	9,162.9	9,439.4	3.0%	2.6%
Total equity	24,721.7	24,107.7	25,269.9	4.8%	2.2%

Total liabilities and equity	230,788.5	232,279.0	234,547.4	1.0%	1.6%

Consolidated Statement of Income	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Interest income	4,728.5	4,524.3	4,453.6	-1.6%	-5.8%
Interest expense	2,092.1	1,860.9	1,842.0	-1.0%	-12.0%
Net interest income	2,636.4	2,663.4	2,611.6	-1.9%	-0.9%
Impairment loss on loans and accounts receivable	1,110.7	919.4	769.1	-16.3%	-30.8%
Impairment loss on other financial assets	0.1	(50.6)	(8.1)	-84.0%	N.A
Impairment loss on other assets	10.6	5.9	6.3	6.4%	-40.1%
Recovery of charged-off assets	(66.2)	(66.1)	(88.9)	34.4%	34.4%
Impairment loss, net	1,055.2	808.6	678.4	-16.1%	-35.7%
Net income from commissions and fees	1,134.3	1,150.3	1,199.0	4.2%	5.7%
Net income from sales of goods and services to clients (non-financial sector)	127.9	205.8	259.0	25.8%	102.5%
Net trading income	283.4	(90.3)	244.7	N.A	-13.7%
Net income from financial instruments designated at fair value	58.0	52.0	75.0	44.3%	29.3%
Total other income	161.2	425.8	134.5	-68.4%	-16.6%
Income before income tax expense	2,180.6	2,177.0	2,251.4	3.4%	3.2%
Total other expenses	1,165.4	1,421.5	1,594.0	12.1%	36.8%
Income tax expense	396.6	470.1	454.7	-3.3%	14.7%
Income from continued operations	768.8	951.3	1,139.3	19.8%	48.2%
Income from discontinued operations	(0.0)	-	-	N.A	-100.0%
Net income before non-controlling interest	768.8	951.3	1,139.3	19.8%	48.2%
Non-controlling interest	298.0	353.6	457.7	29.5%	53.6%
Net income attributable to the owners of the parent company	470.8	597.7	681.5	14.0%	44.8%

Key ratios	2Q17	1Q18	2Q18	YTD 2017	YTD 2018

Net Interest Margin(1)	5.9%	5.7%	5.6%	5.8%	5.7%
Net Interest Margin (including net trading income)(1)	6.1%	5.6%	5.6%	5.9%	5.6%
Efficiency ratio(2)	46.9%	46.6%	47.0%	46.5%	46.8%
ROAA(3)	1.3%	1.6%	2.0%	1.5%	1.8%
ROAE(4)	12.4%	15.3%	17.7%	13.8%	16.3%
30 days PDL / Total loans and leases (5)	3.8%	4.2%	4.2%	3.8%	4.2%
Provision expense / Average loans and leases (6)	2.7%	2.2%	1.7%	2.3%	1.9%
Allowance / 30 days PDL (5)	0.83	1.04	1.03	0.83	1.03
Allowance / Total loans and leases	3.1%	4.4%	4.3%	3.1%	4.3%
Charge-offs / Average loans and leases (6)	1.7%	1.8%	1.9%	1.7%	1.9%
Total loans and leases, net / Total assets	68.1%	67.2%	67.5%	68.1%	67.5%
Deposits / Total loans and leases, net	95.6%	97.2%	96.0%	95.6%	96.0%
Equity / Assets	10.7%	10.4%	10.8%	10.7%	10.8%
Tangible equity ratio (7)	7.6%	7.4%	7.7%	7.6%	7.7%
Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,255.0	1,160.0	1,210.0	1,255.0	1,210.0
Preferred share price (EoP)	1,255.0	1,165.0	1,230.0	1,255.0	1,230.0
BV/ EoP shares in Ps.	696.7	670.7	710.5	696.7	710.5
EPS	21.1	26.8	30.6	47.5	57.4
P/E (8)	14.8	10.9	10.1	13.2	10.7
P/BV (8)	1.8	1.7	1.7	1.8	1.7

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1.	Assets

Total assets as of June 30th, 2018 totaled Ps 234,547.4 billion showing an increase of 1.6% versus June 30th, 2017, and of 1.0% versus March 31st, 2018. Growth in assets was mainly driven by a 0.8% year over year growth in total loans and receivables, net to Ps 158,305.7 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 2.8% versus June 30th, 2017 and -0.5% versus March 31st, 2018; for total loans and receivables, net growth would have been 1.9% versus June 30th, 2017 and -0.1% versus March 31st, 2018.

1.1	Loans and receivables

Total gross loans and receivables (excluding interbank and overnight funds) increased by 2.8% between June 30th, 2017 and June 30th, 2018 to Ps 160,045.0 billion (4.0% excluding FX) mainly driven by (i) a 8.7% increase in Mortgage and housing leases to Ps 16,725.9 billion (11.3% excluding FX), (ii) a 6.0% increase in Consumer loans and leases to Ps 51,307.9 billion (7.5% excluding FX), and (iii) a 0.1% increase in Commercial loans and leases to Ps 91,600.4 billion (0.9% excluding FX).

Interbank & overnight funds decreased by 17.2% to Ps 5,189.8 billion (-16.1% excluding FX) during the last twelve months.

Allowance for impairment of loans and receivables was Ps 6,929.0 billion as of June 30th, 2018 taking net loans and receivables to Ps 158,305.7 billion, 0.8% higher than in June 30th, 2017.

The increase in allowance for impairment of loans and receivables when compared to June 30th, 2017 was impacted by the adoption of IFRS9 on January 1st, 2018, which accounted for Ps 1,163.3 billion.

Total loans and receivables, net	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Loans and receivables
Commercial loans and leases	91,519.3	91,082.7	91,600.4	0.6%	0.1%
Consumer loans and leases	48,393.2	49,655.2	51,307.9	3.3%	6.0%
Mortgages and housing leases	15,390.9	15,823.5	16,725.9	5.7%	8.7%
Microcredit loans and leases	404.6	411.3	410.7	-0.1%	1.5%
Loans and receivables	155,708.0	156,972.8	160,045.0	2.0%	2.8%
Interbank & overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Total loans and leases operations and receivables portfolio	161,976.4	162,973.3	165,234.7	1.4%	2.0%
Allowance for impairment of loans and receivables	(4,876.1)	(6,873.8)	(6,929.0)	0.8%	42.1%
Allowance for impairment of commercial loans	(2,306.7)	(3,359.6)	(3,383.6)	0.7%	46.7%
Allowance for impairment of consumer loans	(2,347.4)	(3,208.3)	(3,238.4)	0.9%	38.0%
Allowance for impairment of mortgages	(151.1)	(220.5)	(229.0)	3.8%	51.6%
Allowance for impairment of microcredit loans	(71.0)	(85.4)	(78.1)	-8.6%	10.0%
Total loans and receivables, net	157,100.3	156,099.6	158,305.7	1.4%	0.8%

4

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
General purpose	61,848.3	62,568.0	63,491.0	1.5%	2.7%
Working capital	16,015.5	15,151.7	14,743.5	-2.7%	-7.9%
Financial leases	10,112.7	9,673.8	9,743.0	0.7%	-3.7%
Funded by development banks	2,558.9	2,729.7	2,789.8	2.2%	9.0%
Overdrafts	585.2	525.3	482.4	-8.2%	-17.6%
Credit cards	398.8	434.1	350.7	-19.2%	-12.0%
Commercial loans and leases	91,519.3	91,082.7	91,600.4	0.6%	0.1%
Personal loans	29,401.4	30,836.1	31,803.6	3.1%	8.2%
Credit cards	12,736.9	12,864.4	13,469.7	4.7%	5.8%
Automobile and vehicle	5,923.5	5,648.5	5,717.7	1.2%	-3.5%
Financial leases	232.7	214.9	233.1	8.5%	0.2%
Overdrafts	98.7	91.2	83.8	-8.1%	-15.1%
Other	0.0	0.0	0.0	-11.5%	-34.3%
Consumer loans and leases	48,393.2	49,655.2	51,307.9	3.3%	6.0%
Mortgages	14,428.6	14,735.4	15,566.0	5.6%	7.9%
Housing leases	962.3	1,088.2	1,159.9	6.6%	20.5%
Mortgages and housing leases	15,390.9	15,823.5	16,725.9	5.7%	8.7%
Microcredit loans and leases	404.6	411.3	410.7	-0.1%	1.5%
Loans and receivables	155,708.0	156,972.8	160,045.0	2.0%	2.8%
Interbank & overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Total loans and leases operations and receivables portfolio	161,976.4	162,973.3	165,234.7	1.4%	2.0%

Over the last twelve months, personal loans and mortgages have driven our loan portfolio growth in accordance with our banks’ strategy. Our commercial loan book continued to decelerate as we favored profitability than growth, mainly in our Colombian business.

In Colombia, loans and receivables increased by 2.6% during the last twelve months and 0.1% during the quarter. As for Central America, loans and receivables grew by 3.4% between June 30th, 2017 and June 30th, 2018 and increased 6.8% in the last quarter; when excluding FX, growth would have been 7.6% and 1.3%, respectively.

Commercial loans grew by 0.1% between June 30th, 2017 and June 30th, 2018 and 0.6% during the quarter. In Colombia, commercial loans decreased by 1.1% between June 30th, 2017 and June 30th, 2018 and 1.2% in the quarter. As for Central America, commercial loans grew by 4.8% between June 30th, 2017 and June 30th, 2018 and 7.7% in the quarter; when excluding FX, growth in Central America would have been 9.0% and 2.2%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by personal loans and credit cards. In Colombia, personal loans grew by 10.3% during the last twelve months and 2.5% between March 31st, 2018 and June 30th, 2018, mainly in payroll lending. Growth of our Central American operations, excluding FX, was driven by credit cards, which grew 10.3% during the last twelve months and 0.8% in the quarter, and personal loans, which grew 4.0% during last twelve months and 0.4% during the quarter.

5

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco Popular showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in payroll loans which grew approximately 13.0% as compared to June 30th, 2017.

Gross loans / Bank ($)	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Banco de Bogotá	100,004.1	100,093.0	102,535.9	2.4%	2.5%
Domestic	55,190.8	56,722.5	56,214.0	-0.9%	1.9%
Central America	44,813.4	43,370.5	46,322.0	6.8%	3.4%
Banco de Occidente	27,493.1	26,787.3	26,953.3	0.6%	-2.0%
Banco Popular	16,633.5	18,310.9	18,476.6	0.9%	11.1%
Banco AV Villas	9,765.8	10,166.5	10,552.7	3.8%	8.1%
Corficolombiana	2,586.2	2,407.9	2,426.4	0.8%	-6.2%
Eliminations	(774.8)	(792.8)	(900.1)	13.5%	16.2%
Loans and receivables	155,708.0	156,972.8	160,045.0	2.0%	2.8%
Interbank & overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Total Grupo Aval	161,976.4	162,973.3	165,234.7	1.4%	2.0%

Gross loans / Bank (%)	2Q17	1Q18	2Q18

Banco de Bogotá	64.2%	63.8%	64.1%
Domestic	35.4%	36.1%	35.1%
Central America	28.8%	27.6%	28.9%
Banco de Occidente	17.7%	17.1%	16.8%
Banco Popular	10.7%	11.7%	11.5%
Banco AV Villas	6.3%	6.5%	6.6%
Corficolombiana	1.7%	1.5%	1.5%
Eliminations	-0.5%	-0.5%	-0.6%
Loans and receivables	100%	100%	100%

Of the total loans and receivables, 70.5% are domestic and 29.5% are foreign. In terms of gross loans (excluding interbank and overnight funds), 71.1% are domestic and 28.9% are foreign (reflecting the Central American operations). Total foreign gross loans grew 3.4% during the past 12 months and 6.8% in the quarter (excluding interbank and overnight funds). Excluding FX, yearly and quarterly growth (excluding interbank and overnight funds) for our Central American operations would have been 7.6% and 1.3%, respectively.

Gross loans	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Domestic
Commercial loans and leases	72,808.1	72,880.9	71,999.9	-1.2%	-1.1%
Consumer loans and leases	31,587.5	33,355.8	34,022.6	2.0%	7.7%
Mortgages and housing leases	6,094.4	6,954.4	7,289.7	4.8%	19.6%
Microcredit loans and leases	404.6	411.3	410.7	-0.1%	1.5%
Interbank & overnight funds	4,237.6	3,062.8	2,800.9	-8.6%	-33.9%
Total domestic loans	115,132.1	116,665.1	116,523.9	-0.1%	1.2%
Foreign
Commercial loans and leases	18,711.2	18,201.9	19,600.5	7.7%	4.8%
Consumer loans and leases	16,805.7	16,299.5	17,285.3	6.0%	2.9%
Mortgages and housing leases	9,296.4	8,869.2	9,436.2	6.4%	1.5%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	2,030.9	2,937.7	2,388.9	-18.7%	17.6%
Total foreign loans	46,844.3	46,308.2	48,710.9	5.2%	4.0%
Total loans and leases operations and receivables portfolio	161,976.4	162,973.3	165,234.7	1.4%	2.0%

6

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

The quality of our loan portfolio continues to show weakness in line with the still slow pace of the economy. Our 30 days PDL to total loans closed 2Q18 in 4.2%, compared to 4.2% in 1Q18 and 3.8% in 2Q17. The ratio of 90 days PDL to total loans was 2.9% for 2Q18, compared to 2.8% in 1Q18 and 2.5% in 2Q17. Finally, the ratio of CDE Loans to total loans was 6.7% in 2Q18, 6.6% in 1Q18 and 5.0% in 2Q17.

Commercial loans’ 30 days PDL ratio was 3.6% for 2Q18, 3.5% for 1Q18 and 3.0% for 2Q17; 90 days PDL ratio was 3.1%, 2.9% and 2.5%, respectively. Consumer loans’ 30 days PDL ratio was 5.2% for 2Q18, 5.4% for 1Q18 and 5.2% for 2Q17; 90 days PDL ratio was 2.9%, 2.8% and 2.7%, respectively. Mortgages’ 30 days PDL ratio was 4.0% for 2Q18, 4.1% for 1Q18 and 3.5% for 2Q17; 90 days PDL ratio was 2.1%, 2.1% and 1.9%, respectively.

Total loans and leases operations and receivables portfolio	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
''A'' normal risk	142,263.4	141,800.7	144,236.9	1.7%	1.4%
''B'' acceptable risk	5,714.5	4,873.4	5,054.9	3.7%	-11.5%
''C'' appreciable risk	3,993.4	5,128.5	5,239.0	2.2%	31.2%
''D'' significant risk	2,419.7	3,618.4	3,921.8	8.4%	62.1%
''E'' unrecoverable	1,317.1	1,551.7	1,592.3	2.6%	20.9%
Loans and receivables	155,708.0	156,972.8	160,045.0	2.0%	2.8%
Interbank and overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Total loans and leases operations and receivables portfolio	161,976.4	162,973.3	165,234.7	1.4%	2.0%

CDE loans / Total loans (*)	5.0%	6.6%	6.7%

Past due loans	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Performing	88,776.5	87,851.0	88,271.2	0.5%	-0.6%
Between 31 and 90 days past due	492.8	570.9	485.6	-14.9%	-1.4%
+90 days past due	2,250.1	2,660.9	2,843.7	6.9%	26.4%
Commercial loans and leases	91,519.3	91,082.7	91,600.4	0.6%	0.1%
Performing	45,891.5	46,986.7	48,632.2	3.5%	6.0%
Between 31 and 90 days past due	1,204.9	1,285.1	1,207.5	-6.0%	0.2%
+90 days past due	1,296.9	1,383.4	1,468.2	6.1%	13.2%
Consumer loans and leases	48,393.2	49,655.2	51,307.9	3.3%	6.0%
Performing	14,854.7	15,175.8	16,063.5	5.8%	8.1%
Between 31 and 90 days past due	248.9	309.6	304.8	-1.6%	22.4%
+90 days past due	287.2	338.2	357.6	5.8%	24.5%
Mortgages and housing leases	15,390.9	15,823.5	16,725.9	5.7%	8.7%
Performing	342.3	349.4	354.9	1.6%	3.7%
Between 31 and 90 days past due	19.2	18.2	16.8	-8.0%	-12.5%
+90 days past due	43.1	43.7	39.0	-10.7%	-9.5%
Microcredit loans and leases	404.6	411.3	410.7	-0.1%	1.5%
Loans and receivables	155,708.0	156,972.8	160,045.0	2.0%	2.8%
Interbank & overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Allowance for impairment of commercial loans	161,976.4	162,973.3	165,234.7	1.4%	2.0%

30 Days PDL / Total loans (*)	3.8%	4.2%	4.2%
90 Days PDL / Total loans (*)	2.5%	2.8%	2.9%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

7

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval’s coverage over its 90 days PDL increased from 1.3x for 2Q17 to 1.5x for 2Q18. Allowance to CDE Loans was 0.6x for 2Q18, 0.7x for 1Q18 and 0.6x for 2Q17, and allowance to 30 days PDL was 1.0x for 2Q18 and 1Q18 and 0.8x for 2Q17. Impairment loss, net of recoveries of charged off assets to average total loans was 1.7% in 2Q18, 2.2% in 1Q18 and 2.7% in 2Q17. Charge-offs to average total loans was 1.9% in 2Q18, 1.8% in 1Q18 and 1.7% in 2Q17.

Total loans and leases operations and receivables portfolio	2Q17	1Q18	2Q18

Allowance for impairment / CDE loans	0.6	0.7	0.6
Allowance for impairment / 30 Days PDL	0.8	1.0	1.0
Allowance for impairment / 90 Days PDL	1.3	1.6	1.5
Allowance for impairment / Total loans (*)	3.1%	4.4%	4.3%

Impairment loss / CDE loans	0.6	0.4	0.3
Impairment loss / 30 Days PDL	0.8	0.6	0.5
Impairment loss / 90 Days PDL	1.1	0.8	0.7
Impairment loss / Average total loans (*)	2.9%	2.3%	1.9%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	2.7%	2.2%	1.7%

Charge-offs / Average total loans (*)	1.7%	1.8%	1.9%

mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2	Financial assets held for investment

Total financial assets held for investment increased 12.8% to Ps 30,470.7 billion between June 30th, 2017 and June 30th, 2018, and remained stable versus March 31st, 2018. Ps 24,557.8 billion of our total gross portfolio is invested in debt securities, which increased by 14.5% between June 30th, 2017 and June 30th, 2018 and by 2.4% since March 31st, 2018. Ps 3,034.3 billion of our total gross investment securities is invested in equity securities, which increased by 6.5% between June 30th, 2017 and June 30th, 2018 and decreased by 9.4% versus March 31st, 2018.

The average yield on our debt and equity investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 4.8% for 2Q18, 4.2% for 1Q18, compared to 5.9% in 2Q17.

Financial assets held for investment	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Debt securities	2,389.1	2,574.3	2,421.5	-5.9%	1.4%
Equity securities	2,047.8	2,407.5	2,122.9	-11.8%	3.7%
Derivative instruments	559.0	787.1	469.0	-40.4%	-16.1%
Total financial assets held for trading through profit or losses	4,995.8	5,768.9	5,013.4	-13.1%	0.4%
Debt securities	16,362.7	18,584.6	19,175.2	3.2%	17.2%
Equity securities	802.7	942.9	911.4	-3.3%	13.5%
Total available for sale financial assets	17,165.3	19,527.5	20,086.6	2.9%	17.0%
Investments held to maturity	2,688.7	2,827.9	2,961.1	4.7%	10.1%
Other financial assets at fair value through profit or loss	2,174.9	2,334.6	2,409.7	3.2%	10.8%
Total financial assets held for investment	27,024.6	30,457.5	30,470.7	0.0%	12.8%

8

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

1.3	Cash and Cash Equivalents

As of June 30th, 2018 cash and cash equivalents had a balance of Ps 21,175.2 billion showing decreases of 7.8% versus June 30th, 2017 and of 2.4% versus March 31st, 2018 (-6.3% and -4.5% excluding FX).

The ratio of cash and cash equivalents to deposits was 13.9% in June 30th, 2018, 14.3% in March 31st, 2018, and 15.3% in June 30th, 2017.

1.4	Goodwill and Other Intangibles

Goodwill and other intangibles as of June 30th, 2018 reached Ps 11,226.1 billion, increasing by 6.2% versus June 30th, 2017 and 5.4% versus March 31st, 2018.

Goodwill as of June 30th, 2018 was Ps 6,817.5 billion, decreasing by 1.2% versus June 30th, 2017 and increasing by 3.6% versus March 31st, 2018, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of June 30th, 2018 reached Ps 4,408.6 billion and grew by 20.1% versus June 30th, 2017 and 8.3% versus March 31st, 2018.

2.	Liabilities

As of June 30th, 2018 funding represented 94.8% of total liabilities and other liabilities represented 5.2%.

2.1	Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 198,350.6 billion as of June 30th, 2018 showing an increase of 1.3% versus June 30th, 2017 and 0.9% versus March 31st, 2018 (2.4% increase and 0.6% decrease excluding FX). Total deposits represented 76.6% of total funding as of the end of 2Q18, 77.2% for 1Q18 and 76.6% for 2Q17.

Average cost of funds was 3.7% in 2Q18, 3.8% in 1Q18 and 4.3% in 2Q17. The decline in average cost of funds reflects our ability to optimize costs despite a now stable interest rate scenario.

9

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

2.1.1	Deposits

Deposits from clients at amortized cost	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Checking accounts	10,907.6	14,223.7	14,353.1	0.9%	31.6%
Other deposits	441.5	530.5	502.8	-5.2%	13.9%
Non-interest bearing	11,349.1	14,754.2	14,855.9	0.7%	30.9%
Checking accounts	22,178.1	20,283.6	19,672.1	-3.0%	-11.3%
Time deposits	64,872.1	60,806.1	63,831.1	5.0%	-1.6%
Savings deposits	51,718.5	55,927.8	53,599.1	-4.2%	3.6%
Interest bearing	138,768.7	137,017.5	137,102.2	0.1%	-1.2%
Deposits from clients at amortized cost	150,117.8	151,771.6	151,958.1	0.1%	1.2%

Of our total deposits as of June 30th, 2018 checking accounts represented 22.4%, time deposits 42.0%, savings accounts 35.3%, and other deposits 0.3%.

The following table shows the deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in deposits within our banking operation in Colombia.

Deposits / Bank ($)	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Banco de Bogotá	97,954.2	97,258.2	97,736.2	0.5%	-0.2%
Domestic	55,288.8	54,586.4	52,901.9	-3.1%	-4.3%
Central America	42,665.4	42,671.7	44,834.3	5.1%	5.1%
Banco de Occidente	25,935.1	25,935.0	25,080.7	-3.3%	-3.3%
Banco Popular	15,136.6	16,562.9	16,817.6	1.5%	11.1%
Banco AV Villas	9,769.1	10,033.7	10,105.6	0.7%	3.4%
Corficolombiana	3,996.0	4,295.6	3,975.0	-7.5%	-0.5%
Eliminations	(2,673.2)	(2,313.7)	(1,757.0)	-24.1%	-34.3%
Total Grupo Aval	150,117.8	151,771.6	151,958.1	0.1%	1.2%

Deposits / Bank (%)	2Q17	1Q18	2Q18
Banco de Bogotá	65.3%	64.1%	64.3%
Domestic	36.8%	36.0%	34.8%
Central America	28.4%	28.1%	29.5%
Banco de Occidente	17.3%	17.1%	16.5%
Banco Popular	10.1%	10.9%	11.1%
Banco AV Villas	6.5%	6.6%	6.7%
Corficolombiana	2.7%	2.8%	2.6%
Eliminations	-1.8%	-1.5%	-1.2%
Total Grupo Aval	100.0%	100.0%	100.0%

10

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

2.1.2	Borrowings from Banks and Other (includes borrowings from development entities)

As of June 30th, 2018 borrowings from banks and other totaled Ps 19,890.5 billion, showing decreases of 9.6% versus June 30th, 2017 and an increase of 3.2% versus March 31st, 2018. Excluding FX, borrowings from banks and other decreased 8.0% versus June 30th, 2017 and increased 0.6% versus March 31st, 2018.

2.1.3	Bonds

Total bonds as of June 30th, 2018 totaled Ps 19,347.3 billion showing an increase of 12.8% versus June 30th, 2017 and 4.3% versus March 31st, 2018. Excluding FX, bonds increased 13.1% versus June 30th, 2017 and 4.0% versus March 31st, 2018.

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of June 30th, 2018 non-controlling interest was Ps 9,439.4 billion which increased by 2.6% versus June 30th, 2017 and 3.0% versus March 31st, 2018. Total non-controlling interest represents 37.4% of total equity as of June 30th, 2018. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	-
Corficolombiana (3)	44.6%	44.8%	44.9%	12	35

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions.

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30th, 2018 was Ps 15,830.5 billion, showing an increase of 2.0% versus June 30th, 2017 and 5.9% versus March 31st, 2018.

11

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to shareholders for 2Q18 of Ps 681.5 billion showed a 44.8% increase versus 2Q17 and a 14.0% increase versus 1Q18.

Consolidated Statement of Income	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Interest income	4,728.5	4,524.3	4,453.6	-1.6%	-5.8%
Interest expense	2,092.1	1,860.9	1,842.0	-1.0%	-12.0%
Net interest income	2,636.4	2,663.4	2,611.6	-1.9%	-0.9%
Impairment loss on loans and accounts receivable	1,110.7	919.4	769.1	-16.3%	-30.8%
Impairment loss on other financial assets	0.1	(50.6)	(8.1)	-84.0%	N.A
Impairment loss on other assets	10.6	5.9	6.3	6.4%	-40.1%
Recovery of charged-off assets	(66.2)	(66.1)	(88.9)	34.4%	34.4%
Impairment loss, net	1,055.2	808.6	678.4	-16.1%	-35.7%
Net income from commissions and fees	1,134.3	1,150.3	1,199.0	4.2%	5.7%
Net income from sales of goods and services to clients (non-financial sector)	127.9	205.8	259.0	25.8%	102.5%
Net trading income	283.4	(90.3)	244.7	N.A	-13.7%
Net income from financial instruments designated at fair value	58.0	52.0	75.0	44.3%	29.3%
Total other income	161.2	425.8	134.5	-68.4%	-16.6%
Total other expenses	2,180.6	2,177.0	2,251.4	3.4%	3.2%
Income before income tax expense	1,165.4	1,421.5	1,594.0	12.1%	36.8%
Income tax expense	396.6	470.1	454.7	-3.3%	14.7%
Income from continued operations	768.8	951.3	1,139.3	19.8%	48.2%
Income from discontinued operations	(0.0)	-	-	N.A	-100.0%
Net income before non-controlling interest	768.8	951.3	1,139.3	19.8%	48.2%
Non-controlling interest	298.0	353.6	457.7	29.5%	53.6%
Net income attributable to the owners of the parent company	470.8	597.7	681.5	14.0%	44.8%

1.	Net Interest Income

Net interest income	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Interest income
Commercial	2,081.9	1,824.7	1,747.7	-4.2%	-16.1%
Interbank and overnight funds	73.0	91.5	87.5	-4.3%	20.0%
Consumer	2,002.2	2,005.7	2,012.0	0.3%	0.5%
Mortgages and housing leases	312.5	339.9	348.2	2.4%	11.4%
Microcredit	29.4	27.7	24.5	-11.6%	-16.9%
Loan portfolio interest	4,499.0	4,289.4	4,219.8	-1.6%	-6.2%
Interests on investments in debt securities	229.5	234.9	233.7	-0.5%	1.8%
Total interest income	4,728.5	4,524.3	4,453.6	-1.6%	-5.8%
Interest expense
Checking accounts	77.8	80.6	91.6	13.7%	17.9%
Time deposits	930.7	817.0	813.7	-0.4%	-12.6%
Savings deposits	499.0	402.3	365.0	-9.3%	-26.8%
Total interest expenses on deposits	1,507.4	1,299.9	1,270.3	-2.3%	-15.7%
Borrowings	543.9	524.2	536.7	2.4%	-1.3%
Interbank borrowings and overnight funds	80.8	55.7	65.4	17.6%	-19.0%
Borrowings from banks and others	185.2	178.2	183.0	2.7%	-1.2%
Bonds	277.9	290.4	288.2	-0.7%	3.7%
Borrowings from development entities	40.8	36.8	35.0	-4.9%	-14.3%
Total interest expense	2,092.1	1,860.9	1,842.0	-1.0%	-12.0%
Net interest income	2,636.4	2,663.4	2,611.6	-1.9%	-0.9%

12

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Our net interest income decreased by 0.9% to Ps 2,611.6 billion for 2Q18 versus 2Q17 and 1.9% versus 1Q18. The decrease versus 2Q17 was derived from a 5.8% decrease in total interest income that was partially offset by a 12.0% decrease in total interest expense.

The decline in net interest income is derived from both the slow growth in the balance sheet and the impact of the central bank rate.

Our Net Interest Margin(1) was 5.6% for 2Q18 and 1Q18, and 6.1% for 2Q17. Net Interest Margin on Loans was 6.6% for 2Q18, 6.7% for 1Q18 and 7.0% in 2Q17. On the other hand, our Net Investments Margin was 0.9% in 2Q18 versus 0.3% in 1Q18 and 1.4% in 2Q17.

In our Colombian operations, our Net Interest Margin was 5.4% for 2Q18 and 1Q18, and 5.9% for 2Q17. Net Interest Margin on Loans was 6.2% for 2Q18, 6.6% for 1Q18, and 6.8% in 2Q17. On the other hand, our Net Investments Margin was 1.2% in 2Q18 versus 0.3% in 1Q18 and 1.6% in 2Q17.

In our Central American operations, our Net Interest Margin was 6.3% for 2Q18, 6.1% in 1Q18, and 6.4% in 2Q17. Net Interest Margin on Loans was 7.4% for 2Q18, 7.2% in 1Q18 and 7.5% in 2Q17. On the other hand, our Net Investments Margin was 0.0% in 2Q18 versus 0.0% in 1Q18 and 0.5% in 2Q17.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 5.8% in 2Q18 and 1Q18, and 6.3% in 2Q17. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 6.8% for 2Q18, 6.9% in 1Q18, and 7.2% in 2Q17.(2)

2.	Impairment loss on financial assets, net(3)

Our impairment loss on financial assets, net decreased by 35.7% to Ps 678.4 billion for 2Q18 versus 2Q17 and 16.1% versus 1Q18. The decrease on impairment loss on loans and accounts receivable was driven by (i) improving quality in our 30 days PDL and (ii) slower growth, which requires less provisions booked at loan inception.

Impairment loss, net	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Impairment loss on loans and accounts receivable	1,110.7	919.4	769.1	-16.3%	-30.8%
Recovery of charged-off assets	(66.2)	(66.1)	(88.9)	34.4%	34.4%
Impairment loss on other financial assets	0.1	(50.6)	(8.1)	-84.0%	N.A
Impairment loss on other assets	10.6	5.9	6.3	6.4%	-40.1%
Impairment loss, net	1,055.2	808.6	678.4	-16.1%	-35.7%

Our annualized gross cost of risk was 1.9% for 2Q18, 2.3% for 1Q18 and 2.9% for 2Q17. Net of recoveries of charged-off assets our ratio was 1.7% for 2Q18, 2.2% for 1Q18, and 2.7% for 2Q17.

(1)	Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.6% for 2Q18, 5.7% for 1Q18 and 5.9% for 2Q17.

(2)	Grupo Aval’s NIM for 2H18 includes a negative impact of Ps 250.0 billion of provisions for interest of loans in Stage 3.

(3)	The impairment loss on financial assets, net excludes the aforementioned Ps 250.0 billion.

13

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

3.	Non-interest income

Total non-interest income	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Income from commissions and fees
Banking fees(1)	950.3	944.0	994.3	5.3%	4.6%
Trust and portfolio management activities	75.9	76.9	77.3	0.6%	1.9%
Pension and severance fund management	227.5	253.6	235.2	-7.3%	3.4%
Bonded warehouse services	43.9	37.3	39.0	4.5%	-11.2%
Total income from commissions and fees	1,297.6	1,311.8	1,345.8	2.6%	3.7%
Expenses for commissions and fees	163.4	161.5	146.9	-9.1%	-10.1%
Net income from commissions and fees	1,134.3	1,150.3	1,199.0	4.2%	5.7%

Income from sales of goods and services to clients	1,405.2	1,433.2	1,398.6	-2.4%	-0.5%
Costs and expenses from sales of goods and services to clients	1,277.3	1,227.4	1,139.6	-7.2%	-10.8%
Net income from sales of goods and services to clients (non-financial sector)	127.9	205.8	259.0	25.8%	102.5%

Net trading income	283.4	(90.3)	244.7	N.A	-13.7%
Net income from financial instruments designated at fair value	58.0	52.0	75.0	44.3%	29.3%

Other income
Foreign exchange gains (losses), net	(1.5)	289.7	(24.4)	-108.4%	N.A.
Net gain on sale of investments	10.9	(43.6)	23.7	-154.3%	117.4%
Gain on the sale of non-current assets held for sale	2.7	2.3	3.9	71.6%	45.9%
Income from non-consolidated investments(2)	50.6	94.2	50.5	-46.4%	-0.1%
Net gains on asset valuations	12.8	8.2	(0.4)	-105.2%	-103.4%
Other operating income	85.9	75.0	81.3	8.5%	-5.3%
Total other income	161.2	425.8	134.5	-68.4%	-16.6%

Total non-interest income	1,764.9	1,743.6	1,912.2	9.7%	8.3%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes equity method and dividends

3.1	Net income from commissions and fees

Net Income from commissions and fees increased by 5.7% to Ps 1,199.0 billion for 2Q18 versus 2Q17 and 4.2% in the quarter. Income from commissions and fees increased by 3.7% to Ps 1,345.8 billion in 2Q18 versus 2Q17 and 2.6% in the quarter. Excluding FX, net income from commissions increased 6.9% and 4.6%, respectively. In Colombia, net income from commissions and fees increased by 5.7% over the last year and 5.1% over the quarter. In Central America, net income from commissions and fees increased by 5.7% over the last year and 3.1% over the quarter; excluding FX, net income increased by 8.6% and 3.9% during the quarter.

3.2	Net income from sales of goods and services to clients (non-financial sector)

Income from non-financial sector, net increased by 102.5% to Ps 259.0 for 2Q18 versus 2Q17 and 25.8% during the quarter. The yearly increase mostly reflects the better results from our Infrastructure, Energy & Gas and Agricultural businesses, and also reflects the implementation of IFRS 15.

14

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

3.3	Net trading income

Net trading income	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Investments held for trading	137.4	12.9	64.5	N.A.	-53.1%
Trading derivatives	74.2	(152.1)	139.3	-191.6%	87.8%
Hedging activities	71.8	48.8	40.8	-16.4%	-43.1%
Net trading income	283.4	(90.3)	244.7	N.A	-13.7%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4	Other income (expense)

Total other income (expense) for 2Q18 totaled Ps 134.5 billion decreasing by 16.6% versus 2Q17 and 68.4% versus 1Q18. The quarterly decrease was mainly driven by lower income from foreign exchange gains, net and seasonality of dividends.

4.	Other expenses

Total other expenses for 2Q18 totaled Ps 2,251.4 billion increasing by 3.2% versus 2Q17 and 3.4% versus 1Q18. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 47.0% in 2Q18, 46.6% in 1Q18 and 46.9% in 2Q17. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 3.6% in 2Q18, 3.4% in 1Q18 and 3.5% in 2Q17.

In Colombia, our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 44.4% in 2Q18, 43.8% in 1Q18, and 44.5% in 2Q17. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 3.2% in 2Q18, 3.1% in 1Q18 and 3.2% in 2Q17.

In Central America, our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 52.6% in 2Q18, 52.5% in 1Q18 and 51.8% in 2Q17. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.5% in 2Q18, 4.3% in 1Q18 and 4.4% in 2Q17.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 2Q18, non-controlling interest in the income statement was Ps 457.7 billion, showing a 53.6% increase versus 2Q17 and 29.5% increase versus 1Q18. The ratio of non-controlling interest to income before non-controlling interest was 40.2% in 2Q18, 37.2% in 1Q18 and 38.8% in 2Q17.

The increase in non-controlling interest is mainly driven by higher net income from Corficolombiana.

15

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		2Q17	1Q18	2Q18	Δ
					2Q18 vs. 1Q18	2Q18 vs. 2Q17

	Gross loans and receivables	110,894.6	113,602.3	113,723.0	0.1%	2.6%

	Total assets	163,127.3	166,590.7	165,647.8	-0.6%	1.5%

	Deposits from clients at amortized cost	107,452.4	109,099.9	107,123.8	-1.8%	-0.3%

	Total liabilities	149,475.3	152,897.5	151,598.7	-0.8%	1.4%

	Net income before non-controlling interest	505.9	669.1	855.9	27.9%	69.2%

	Net income attributable to the owners of the parent company	290.1	403.7	486.8	20.6%	67.8%

			YTD 2017	YTD 2018	Δ
					2018 vs. 2017

	Net income before non-controlling interest		1,175.6	1,525.0	29.7%

A	Net income attributable to the owners of the parent company		709.4	890.5	25.5%

Leasing Bogotá Panamá S.A.(1)

Financial Statements Under IFRS

Information in Ps. Billions

		2Q17	1Q18	2Q18	Δ
					2Q18 vs. 1Q18	2Q18 vs. 2Q17

	Gross loans and receivables	44,813.4	43,370.5	46,322.0	6.8%	3.4%

	Total assets	67,661.2	65,688.4	68,899.6	4.9%	1.8%

	Deposits from clients at amortized cost	42,665.4	42,671.7	44,834.3	5.1%	5.1%

	Total liabilities	56,591.5	55,273.8	57,678.7	4.4%	1.9%

	Net income before non-controlling interest	262.9	282.3	283.3	0.4%	7.8%

	Net income attributable to the owners of the parent company	180.7	194.0	194.7	0.4%	7.8%

			YTD 2017	YTD 2018	Δ
					2018 vs. 2017

	Net income before non-controlling interest		506.9	565.6	11.6%

B	Net income attributable to the owners of the parent company		348.4	388.7	11.6%

A+B	Net income attributable to the owners of the parent company		1,057.8	1,279.3	20.9%

(1)	Leasing Bogotá Panamá is the holding company that consolidates our Central American operations.

16

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,651.6 billion (Ps 542.6 billion of bank debt and Ps 1,109.0 billion of bonds denominated in Colombian pesos) as of June 30th, 2018. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds under its respective indentures. As of June 30th, 2018 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 2,967.2 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,835.5 billion of total liquid assets, a total gross indebtedness of Ps 4,600.9 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,765.4 billion as of June 30th, 2018. In addition to liquid assets, Grupo Aval Ltd. has Ps 797.4 billion in other loans to subsidiaries.

As of June 30th, 2018 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.16x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17
Double leverage (1)	1.17x	1.17x	1.16x	-0.01	-0.01
Net debt / Core earnings (2)(3)	2.6x	2.6x	3.0x	0.3	0.3
Net debt / Cash dividends (2)(3)	3.3x	3.7x	3.5x	-0.1	0.2
Core Earnings / Interest Expense (2)	5.3x	5.5x	5.1x	-0.5	-0.2

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

18

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	2Q17	1Q18	2Q18	Δ
				2Q18 vs. 1Q18	2Q18 vs. 2Q17

Cash and cash equivalents	22,958.8	21,687.7	21,175.2	-2.4%	-7.8%

Financial assets held for investment
Debt securities	2,389.1	2,574.3	2,421.5	-5.9%	1.4%
Equity securities	2,047.8	2,407.5	2,122.9	-11.8%	3.7%
Derivative instruments	559.0	787.1	469.0	-40.4%	-16.1%
Total financial assets held for trading through profit or losses	4,995.8	5,768.9	5,013.4	-13.1%	0.4%
Debt securities	16,362.7	18,584.6	19,175.2	3.2%	17.2%
Equity securities	802.7	942.9	911.4	-3.3%	13.5%
Total available for sale financial assets	17,165.3	19,527.5	20,086.6	2.9%	17.0%
Investments held to maturity	2,688.7	2,827.9	2,961.1	4.7%	10.1%
Other financial assets at fair value through profit or loss	2,174.9	2,334.6	2,409.7	3.2%	10.8%
Total financial assets held for investment	27,024.6	30,457.5	30,470.7	0.0%	12.8%

Loans and receivables
Commercial loans and leases	97,787.8	97,083.3	96,790.2	-0.3%	-1.0%
Commercial loans and leases	91,519.3	91,082.7	91,600.4	0.6%	0.1%
Interbank & overnight funds	6,268.5	6,000.5	5,189.8	-13.5%	-17.2%
Consumer loans and leases	48,393.2	49,655.2	51,307.9	3.3%	6.0%
Mortgages and housing leases	15,390.9	15,823.5	16,725.9	5.7%	8.7%
Microcredit loans and leases	404.6	411.3	410.7	-0.1%	1.5%
Total loans and leases operations and receivables portfolio	161,976.4	162,973.3	165,234.7	1.4%	2.0%
Allowance for impairment of loans and receivables	(4,876.1)	(6,873.8)	(6,929.0)	0.8%	42.1%
Total loans and receivables, net	157,100.3	156,099.6	158,305.7	1.4%	0.8%

Other accounts receivable	3,660.9	4,429.8	4,290.8	-3.1%	17.2%
Hedging derivatives	71.8	182.4	85.6	-53.1%	19.2%
Non-current assets held for sale	229.7	89.5	104.8	17.1%	-54.4%
Investments in associates and joint ventures	1,122.4	942.4	986.0	4.6%	-12.1%

Own-use property, plant and equipment, net	5,787.0	5,576.4	5,573.2	-0.1%	-3.7%
Investment properties	690.9	803.5	813.2	1.2%	17.7%
Biological assets	61.7	69.5	75.1	8.0%	21.6%
Tangible assets	6,539.6	6,449.4	6,461.4	0.2%	-1.2%

Goodwill	6,903.1	6,581.3	6,817.5	3.6%	-1.2%
Concession arrangement rights	2,883.7	3,221.3	3,493.3	8.4%	21.1%
Other intangible assets	786.7	851.0	915.3	7.6%	16.4%
Intangible assets	10,573.5	10,653.5	11,226.1	5.4%	6.2%

Current	746.7	677.4	778.3	14.9%	4.2%
Deferred	209.7	193.5	192.3	-0.6%	-8.3%
Income tax assets	956.4	870.9	970.6	11.4%	1.5%

Other assets	550.5	416.4	470.4	13.0%	-14.6%
Total assets	230,788.5	232,279.0	234,547.4	1.0%	1.6%

Derivative instruments held for trading	602.7	754.8	478.1	-36.7%	-20.7%
Total financial liabilities held for trading	602.7	754.8	478.1	-36.7%	-20.7%

Deposits from clients at amortized cost	150,117.8	151,771.6	151,958.1	0.1%	1.2%
Checking accounts	33,085.7	34,507.3	34,025.2	-1.4%	2.8%
Time deposits	64,872.1	60,806.1	63,831.1	5.0%	-1.6%
Savings deposits	51,718.5	55,927.8	53,599.1	-4.2%	3.6%
Other deposits	441.5	530.5	502.8	-5.2%	13.9%
Financial obligations	42,941.5	41,797.6	43,338.5	3.7%	0.9%
Interbank borrowings and overnight funds	6,590.1	6,971.1	7,154.7	2.6%	8.6%
Borrowings from banks and others	19,199.0	16,279.8	16,836.5	3.4%	-12.3%
Bonds	17,152.4	18,546.8	19,347.3	4.3%	12.8%
Borrowings from development entities	2,801.7	2,995.8	3,054.0	1.9%	9.0%
Total financial liabilities at amortized cost	195,861.1	196,565.0	198,350.6	0.9%	1.3%

Hedging derivatives	56.8	33.8	46.5	37.6%	-18.1%

Litigation	163.8	163.8	175.2	7.0%	6.9%
Other provisions	503.6	568.4	569.1	0.1%	13.0%
Provisions	667.4	732.2	744.3	1.7%	11.5%

Current	208.2	398.2	257.7	-35.3%	23.8%
Deferred	1,451.6	1,816.1	1,731.4	-4.7%	19.3%
Income tax liabilities	1,659.8	2,214.3	1,989.1	-10.2%	19.8%
Employee benefits	1,104.0	1,232.4	1,178.7	-4.4%	6.8%
Other liabilities	6,115.0	6,638.8	6,490.1	-2.2%	6.1%
Total liabilities	206,066.8	208,171.3	209,277.4	0.5%	1.6%

Equity attributable to owners of the parent company	15,523.4	14,944.9	15,830.5	5.9%	2.0%
Non-controlling interests	9,198.3	9,162.9	9,439.4	3.0%	2.6%
Total equity	24,721.7	24,107.7	25,269.9	4.8%	2.2%

Total liabilities and equity	230,788.5	232,279.0	234,547.4	1.0%	1.6%

19

Report of 2Q2018 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Income	YTD 2017	YTD 2018	Δ 2018 vs.2017	2Q17	1Q18	2Q18	Δ
							2Q18 vs. 1Q18	2Q18 vs. 2Q17
Interest income
Loan portfolio interest	8,990.0	8,509.3	-5.3%	4,499.0	4,289.4	4,219.8	-1.6%	-6.2%
Interests on investments in debt securities	467.5	468.6	0.3%	229.5	234.9	233.7	-0.5%	1.8%
Total interest income	9,457.4	8,977.9	-5.1%	4,728.5	4,524.3	4,453.6	-1.6%	-5.8%

Interest expense
Checking accounts	164.6	172.3	4.7%	77.8	80.6	91.6	13.7%	17.9%
Time deposits	1,848.4	1,630.7	-11.8%	930.7	817.0	813.7	-0.4%	-12.6%
Savings deposits	1,073.6	767.3	-28.5%	499.0	402.3	365.0	-9.3%	-26.8%
Total interest expenses on deposits	3,086.6	2,570.3	-16.7%	1,507.4	1,299.9	1,270.3	-2.3%	-15.7%

Borrowings	1,111.6	1,060.9	-4.6%	543.9	524.2	536.7	2.4%	-1.3%
Interbank borrowings and overnight funds	163.5	121.1	-25.9%	80.8	55.7	65.4	17.6%	-19.0%
Borrowings from banks and others	372.5	361.2	-3.0%	185.2	178.2	183.0	2.7%	-1.2%
Bonds	575.6	578.6	0.5%	277.9	290.4	288.2	-0.7%	3.7%
Borrowings from development entities	83.0	71.8	-13.6%	40.8	36.8	35.0	-4.9%	-14.3%
Total interest expense	4,281.2	3,702.9	-13.5%	2,092.1	1,860.9	1,842.0	-1.0%	-12.0%
Net interest income	5,176.2	5,275.0	1.9%	2,636.4	2,663.4	2,611.6	-1.9%	-0.9%

Impairment loss
Impairment loss on loans and accounts receivable	1,902.0	1,688.5	-11.2%	1,110.7	919.4	769.1	-16.3%	-30.8%
Recovery of charged-off assets	(121.1)	(155.0)	28.0%	(66.2)	(66.1)	(88.9)	34.4%	34.4%
Impairment loss on other financial assets	0.1	(58.8)	N.A.	0.1	(50.6)	(8.1)	-84.0%	N.A
Impairment loss on other assets	17.1	12.3	-28.1%	10.6	5.9	6.3	6.4%	-40.1%
Impairment loss, net	1,798.1	1,487.0	-17.3%	1,055.2	808.6	678.4	-16.1%	-35.7%
Net interest income, after impairment loss	3,378.1	3,788.0	12.1%	1,581.2	1,854.9	1,933.2	4.2%	22.3%

Income from commissions and fees
Banking fees(1)	1,869.6	1,938.3	3.7%	950.3	944.0	994.3	5.3%	4.6%
Trust activities	152.7	154.3	1.0%	75.9	76.9	77.3	0.6%	1.9%
Pension and severance fund management	468.3	488.7	4.4%	227.5	253.6	235.2	-7.3%	3.4%
Bonded warehouse services	88.2	76.3	-13.4%	43.9	37.3	39.0	4.5%	-11.2%
Total income from commissions and fees	2,578.8	2,657.6	3.1%	1,297.6	1,311.8	1,345.8	2.6%	3.7%
Expenses for commissions and fees	314.3	308.4	-1.9%	163.4	161.5	146.9	-9.1%	-10.1%
Net income from commissions and fees	2,264.5	2,349.2	3.7%	1,134.3	1,150.3	1,199.0	4.2%	5.7%

Income from sales of goods and services to clients	2,764.6	2,831.8	2.4%	1,405.2	1,433.2	1,398.6	-2.4%	-0.5%
Costs and expenses from sales of goods and services to clients	2,464.6	2,367.0	-4.0%	1,277.3	1,227.4	1,139.6	-7.2%	-10.8%
Net income from sales of goods and services to clients (non-financial sector)	300.0	464.8	54.9%	127.9	205.8	259.0	25.8%	102.5%

Net trading income	315.6	154.3	-51.1%	283.4	(90.3)	244.7	N.A	-13.7%
Net income from financial instruments designated at fair value	102.2	127.0	24.3%	58.0	52.0	75.0	44.3%	29.3%

Other income
Foreign exchange gains (losses), net	194.8	265.3	36.2%	(1.5)	289.7	(24.4)	-108.4%	N.A.
Net gain on sale of investments	14.7	(19.9)	N.A.	10.9	(43.6)	23.7	-154.3%	117.4%
Gain on the sale of non-current assets held for sale	7.0	6.2	-11.5%	2.7	2.3	3.9	71.6%	45.9%
Income from non-consolidated investments(2)	137.0	144.7	5.6%	50.6	94.2	50.5	-46.4%	-0.1%
Net gains on asset valuations	11.7	7.8	-33.5%	12.8	8.2	(0.4)	-105.2%	-103.4%
Other operating income	170.6	156.3	-8.4%	85.9	75.0	81.3	8.5%	-5.3%
Total other income (expense)	535.9	560.3	4.6%	161.2	425.8	134.5	-68.4%	-16.6%

Other expenses
Loss on the sale of non-current assets held for sale	5.4	2.0	-62.6%	1.3	0.2	1.8	N.A.	36.2%
Personnel expenses	1,820.2	1,884.6	3.5%	924.6	924.1	960.5	3.9%	3.9%
General and administrative expenses	2,241.4	2,224.0	-0.8%	1,098.8	1,094.8	1,129.3	3.1%	2.8%
Depreciation and amortization	255.4	260.4	1.9%	127.4	131.7	128.6	-2.3%	0.9%
Other operating expenses	49.6	57.3	15.6%	28.5	26.2	31.2	19.2%	9.6%
Total other expenses	4,372.0	4,428.4	1.3%	2,180.6	2,177.0	2,251.4	3.4%	3.2%

Income before income tax expense	2,524.4	3,015.5	19.5%	1,165.4	1,421.5	1,594.0	12.1%	36.8%
Income tax expense	841.8	924.8	9.9%	396.6	470.1	454.7	-3.3%	14.7%
Income from continued operations	1,682.6	2,090.6	24.3%	768.8	951.3	1,139.3	19.8%	48.2%
Income from discontinued operations	(0.0)	-	-	(0.0)	-	-	-	-
Net income before non-controlling interest	1,682.6	2,090.6	24.3%	768.8	951.3	1,139.3	19.8%	48.2%
Non-controlling interest	624.8	811.3	29.9%	298.0	353.6	457.7	29.5%	53.6%
Net income attributable to the owners of the parent company	1,057.8	1,279.3	20.9%	470.8	597.7	681.5	14.0%	44.8%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

20

Item 2

1 IFRS 2Q18 Consolidated Earnings Results

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and in the United States, registered with Colombia's National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission ("SEC"). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a "foreign private issuer" under Rule 405 of the U.S. Securities Act of 1933.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance. Although we are not a financial institution, as a result of the enactment of Law 1870 of 2017, also known as Law of Financial Conglomerates, starting on 2018, Grupo Aval will be subject to the supervision and regulation of the Superintendency of Finance. Grupo Aval, as the holding company of its financial conglomerate will become responsible for the compliance with capital adequacy requirements, corporate governance standards, financial risk management and internal control framework and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

The results for 1Q2018 and 2Q2018 are not comparable to previous quarters due to the prospective adoption in Colombia of IFRS 9 and IFRS 15 starting in January 1, 2018. Although the adoption of this accounting standards had no impact in net income, figures for impairment loss on loans and accounts receivable and interest income on loans for 1Q2018 have been slightly adjusted to reflect the full effect of netting out of Stage 3 interest income and its impairment, both on the Statement of Financial Position and the Statement of Profit or Loss.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

2

Grupo AVAL

Consolidated key results for the quarter

	COP$ tn	2Q17	1Q18	2Q18	2Q18 vs 2Q17	2Q18 vs 1Q18
Balance Sheet	Gross Loans	$ 155.7	$ 157.0	$ 160.0	2.8%	2.0%
	Deposits	$ 150.1	$ 151.8	$ 152.0	1.2%	0.1%
	Deposits/Net Loans	0.96 x	0.97 x	0.96 x	NS	NS
	Tangible Equity Ratio	7.6%	7.4%	7.7%	10 bps	32 bps
Loan Quality	PDLs 90+/Total loans	2.5%	2.8%	2.9%	45 bps	12 bps
	Cost of risk	2.7%	2.2%	1.7%	(101) bps	(44) bps
Profitability	Net interest margin	6.1%	5.6%	5.6%	(46) bps	(0) bps
	Fee income Ratio	26.3%	26.6%	27.0%	70 bps	44 bps
	Efficiency Ratio	46.9%	46.6%	47.0%	15 bps	44 bps
	Attributable net income	$ 0.47	$ 0.60	$ 0.68	44.8%	14.0%
	ROAA	1.3%	1.6%	2.0%	61 bps	33 bps
	ROAE	12.4%	15.3%	17.7%	533 bps	240 bps

- An active strategy to focus on profitable growth impacted the balance of the commercial loan portfolio.
- Stronger capital position with a Tangible Equity Ratio of 7.7%.

- Improving 30 days PDLs in line with data observed in new vintages.
- Expected improvement in 90 days PDL going forward as a consequence of better roll rates.
- Cost of Risk improving due to: better credit quality and slower growth, which requires less provisions booked at loan inception*.

- Stable and resilient NIM of 5.6% despite the impact of IFRS 9*.
- Faster growth in fee income than in balance sheet, both YTD and in quarter driven by banking and pension fund fees.
- Stronger income from non-financial entities reflecting solid results in Corficolombiana's energy and infrastructure businesses.
- Strong efficiency ratio (47%) with operating expenses growing at 1.3% 1H2018 versus 1H2017.
- Solid net income for the quarter of Ps. 30.6 pesos per share.
- 2.0% and 17.7% of ROAA and ROAE for the quarter.

Gross loans excludes interbank and overnight funds. **Tangible Capital Ratio** is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. **PDLs 90+** defined as loans more than 90 days past due. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). **Efficiency Ratio** is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures. (*) According to IFRS 9 (in effect since January 1, 2018), accrued interest income on loans classified as Stage 3 is booked net of provisions, in each period. Provisions booked against interest income in relation to Stage 3 loans amounted to $250,000 mm for 1H2018. Net Income was not affected.

3

Grupo AVAL

4 Key results per region for the quarter 71% of Assets 29% of Assets COP $ tn (1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 681 . 5 bn for 2 Q 18 corresponds to the Ps 486 . 8 bn of our Colombian operation plus Ps 283 . 3 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles . PDLs 90 + defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated fee net income divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others) . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as LBP multiplied by our 68 . 7 % stake in the company . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) 2Q17 1Q18 2Q18 2Q18 vs 2Q17 2Q18 vs 1Q18 2Q17 1Q18 2Q18 2Q18 vs 2Q17 2Q18 vs 1Q18 Gross Loans $ 110.9 $ 113.6 $ 113.7 2.6% 0.1% $ 44.8 $ 43.4 $ 46.3 3.4% 6.8% Deposits $ 107.5 $ 109.1 $ 107.1 -0.3% -1.8% $ 42.7 $ 42.7 $ 44.8 5.1% 5.1% Deposits/Net Loans 0.97 x 0.98 x 0.97 x NS NS 0.92 x 0.95 x 0.95 x 0.02 x NS Tangible Equity Ratio 6.8% 6.6% 6.8% (1) bps 22 bps 9.8% 9.7% 10.1% 34 bps 43 bps PDLs 90+/Total loans 3.0% 3.5% 3.6% 62 bps 15 bps 1.2% 1.1% 1.3% 4 bps 16 bps Cost of risk 2.9% 2.3% 1.6% (133) bps (74) bps 2.3% 1.8% 2.1% (21) bps 30 bps Net interest margin 5.9% 5.4% 5.4% (58) bps (9) bps 6.4% 6.1% 6.3% (12) bps 23 bps Fee income Ratio 22.4% 22.1% 22.9% 54 bps 81 bps 34.4% 36.2% 35.5% 110 bps (67) bps Efficiency Ratio 44.5% 43.8% 44.4% (10) bps 53 bps 51.8% 52.5% 52.6% 72 bps 2 bps Attributable net income $ 0.29 $ 0.40 $ 0.49 67.8% 20.6% $ 0.18 $ 0.19 $ 0.19 7.8% 0.4% ROAA 1.2% 1.6% 2.1% 82 bps 45 bps 1.6% 1.7% 1.7% 9 bps 2 bps ROAE 14.7% 19.8% 24.5% 974 bps 463 bps 9.9% 10.4% 10.5% 62 bps 10 bps Balance Sheet Loan Quality Profitability

5 1.0 2.0 3.0 4.0 5.0 6.0 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 2018E 2019E 2.5 3.0 GDP Growth Expectations (%) Source: Bloomberg Consensus Inflation Expectations (%) Macroeconomic context – Colombia (1/3) Source: Bloomberg Consensus 2.0 2.5 3.0 3.5 4.0 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 2018E 2019E 3.3 3.3 Inflation (%) Source: Banco de la República de Colombia Jul - 18: 3.12% 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.7% 4.0% 4.1% 3.2% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Inflación 12 meses Límite inferior Límite superior 6.2 4.5 2.6 2.4 2.7 4.3 5.3 5.9 5.7 4.1 4.8 4.3 2.7 2.8 3.3 3.1 3.4 2.2 0.8 1.4 1.4 2.2 1.8 1.6 2.6 2.5 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2012 2013 2014 2015 2016 2017 2018 3.9 4.6 4.7 3.0 2.0 1.8 - GDP Growth (%) Source: DANE. Seasonally - adjusted , constant prices (2015) GDP .

6 0% 3% 5% 8% 10% 4T12 2T13 4T13 2T14 4T14 2T15 4T15 2T16 4T16 2T17 4T17 2T18 Crecimiento real PIB Inflación Tasa de intervención Banrep 4.25% 3.12% 2.5% 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 4.51% 4.25% 4.12% Central Bank’s Monetary Policy Source: Banco de la República de Colombia. Last twelve month average. *Last twelve month average from June 2017 to July 2018 Source : Banco de la República de Colombia. (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banco de la República de Colombia and DANE.. GDP as of June 2018 . GDP Seasonally - adjusted, constant prices (2015 basis) Macroeconomic context – Colombia (2/3) 2014: 4.7% 2015: 3.0% 2016: 2.0% 2013: 4.6% 2012: 3.9% FY GDP Aug - 18 2017: 1.8% Unemployment (%) 10.4% 9.6% 9.1% 8.9% 9.2% 9.4% 9.5% 11.2% 10.6% 9.9% 9.8% 10.0% 10.6% 10.7% 2012 2013 2014 2015 2016 2017 Jun-18* Average national unemployment Average urban unemployment Jul - 18

7 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 End of Period 2,392.5 2,598.4 2,598.7 3,086.8 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 Quarter Average 2,173.0 2,470.2 2,496.4 2,938.9 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,000.0 2,200.0 2,400.0 2,600.0 2,800.0 3,000.0 3,200.0 3,400.0 (2.4) (3.0) (4.0) (3.6) (3.1) (2.4) (2.2) (1.8) (1.5) (1.3) (1.2) (1.1) (1.1) (1.0) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (April 2018) Source: Banrep . Macroeconomic context – Colombia (3/3) Source: Ministry of Finance. Projections start in 2018. (1.3%) (3.5%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Trade balance Current Account Deficit Current Account (% GDP, quarterly) Real and Projected Fiscal Deficit - Fiscal Rule (% of GDP) 2014: 52.2% 2015: 39.6% 2016: 33.9% 2017: 34.5% Oil Exports/Total Exports Colombian Peso Exchange Rate FY16 FY17 (3.3%)(1.5%) (4.3%)(3.3%) 2Q18 vs. 2Q17 2Q18 vs. 1Q18 (3.9%) 5.4% (2.8%) (0.7%)

8 4.0% 5.7% 4.6% 3.6% 3.5% 3.6% 2.3% Central America* Panama Nicaragua Costa Rica Guatemala Honduras El Salvador Macroeconomic context – Central America Growth Outlook – Real GDP CAGR ’16 – ’19E Inflation per Country Central Banks’ Interest Rates Source: Bloomberg CR : Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá Source: IMF WEO Apr - 18; (*) Aggregate growth of all the Central American countries Source : SECMCA Source : SECMCA. CR : Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panama . Inflation of El Salvador, Panamá and Cenam as of June 2018. (2.0%) (1.0%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 CR ES GU HO NI PA Cenam 5.2% 4.2% 2.6% 3.2% 2.1% 0.9% 1.2% 0% 1% 2% 3% 4% 5% 6% 7% Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 CR GU HO 5.50% 5.00% 2.75% 80.0 90.0 100.0 110.0 120.0 Jan-16 Apr-16 Jul-16 Oct-16 Jan-17 Apr-17 Jul-17 Oct-17 Jan-18 Apr-18 Jul-18 Colón-CR Quetzal-GU Lempira-HO Córdoba-NI TRM 93.7 107.3 115.3 98.0 105.8 Regional Exchange rates Under revision

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 230.8 232.3 234.5 2Q17 1Q18 2Q18 2Q18 / 2Q17 = 1.6% 2Q18 / 1Q18 = 1.0% 2Q18 / 2Q17 = 2.8% 2Q18 / 1Q18 = - 0.5% Growth excl. FX movement of Central American Operations 68.1% 9.3% 1.7% Net loans and leases Fixed income investments Unconsolidated equity investments Other 68.1% 9.3% 1.7% 20.9% 2Q17 67.5% 10.5% 1.7% 20.3% 2Q18 Colombian operations , 70.7% Foreign (1) , 29.3% Colombian operations , 71.7% Foreign (1) , 28.3% Colombian operations , 70.6% Foreign (1) , 29.4% 67.2% 10.3% 1.8% 20.6% 1Q18

10 155.7 157.0 160.0 2Q17 1Q18 2Q18 2Q18 / 2Q17 = 2.8% 2Q18 / 1Q18 = 2.0% 2Q18 / 2Q17 = 4.0% 2Q18 / 1Q18 = 0.5% Growth excl. FX movement of Central American Operations 58.8% 58.0% 57.2% 31.1% 31.6% 32.1% 9.9% 10.1% 10.5% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 0.1% 6.0% 8.7% 1.5% 0.9% 7.5% 11.3% 1.5% 2Q18 / 2Q17 2Q17 1Q18 2Q18 2Q18 / 1Q18 0.6% 3.3% 5.7% - 0.1% - 0.5% 1.5% 2.6% - 0.1% Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations

11 2.90% 2.33% 1.94% 2.73% 2.16% 1.72% 2Q17 1Q18 2Q18 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans Loan portfolio quality Charge offs / Average NPLs Impairment loss / Average loans Impairment loss , net / Average loans Cost of Risk 3.75% 4.21% 4.20% 2.49% 2.82% 2.94% 2Q17 1Q18 2Q18 30 days PDLs / Total loans 90 days PDLs / Total loans 0.71x 0.66x 0.67x 2Q17 1Q18 2Q18 3.13% 1.26x 1.55x 1.47x 0.83x 1.04x 1.03x 2Q17 1Q18 2Q18 Allowances / 90+ PDLs Allowance / 30+ PDLs 4.38% 4.33% Allowance / Gross loans

12 Loan portfolio quality 2Q17 1Q18 2Q18 2Q17 1Q18 2Q18 Commercial 3.00% 3.55% 3.63% 2.46% 2.92% 3.10% Consumer 5.17% 5.37% 5.21% 2.68% 2.79% 2.86% Mortgages 3.48% 4.09% 3.96% 1.87% 2.14% 2.14% Microcredit 15.39% 15.04% 13.58% 10.65% 10.61% 9.49% Total loans 3.75% 4.21% 4.20% 2.49% 2.82% 2.94% 30 days past due loans (1) 90 days past due loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable Figures in Ps. Billions 30 days past due formation 90 days past due formation 2Q17 3Q17 4Q17 1Q18 2Q18 Initial PDLs 5,393 5,843 6,182 6,195 6,610 New PDLs 1,090 1,032 735 1,140 880 Charge-offs (640) (693) (722) (726) (767) Final PDLs 5,843 6,182 6,195 6,610 6,723 2Q17 3Q17 4Q17 1Q18 2Q18 3,351 3,877 4,212 4,382 4,426 1,167 1,028 892 770 1,049 (640) (693) (722) (726) (767) 3,877 4,212 4,382 4,426 4,708

13 Funding Figures in Ps. Trillions 2Q17 1Q18 2Q18 Others 0.3% 0.3% 0.3% Time deposits 43.2% 40.1% 42.0% Checking accounts 22.0% 22.7% 22.4% Savings accounts 34.5% 36.8% 35.3% Total deposits 2Q18 / 2Q17 = 1.2% 2Q18 / 1Q18 = 0.1% 150.1 151.8 152.0 Deposit composition 2Q18 / 2Q17 = 2.4% 2Q18 / 1Q18 = - 1.4% Growth excl. FX movement of Central American Operations 2Q17 1Q18 2Q18 Interbank borrowings 3.4% 3.5% 3.6% Long term bonds 8.8% 9.4% 9.8% Banks and others 11.2% 9.8% 10.0% Deposits 76.6% 77.2% 76.6% Total funding 195.9 196.6 198.4 Funding composition 2Q18 / 2Q17 = 1.3% 2Q18 / 1Q18 = 0.9% 2Q18 / 2Q17 = 2.4% 2Q18 / 1Q18 = - 0.6% Growth excl. FX movement of Central American Operations 0.96x 0.97x 0.96x 2Q17 1Q18 2Q18 Deposits / Net loans (%) 15.3% 14.3% 13.9% 2Q17 1Q18 2Q18 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 2Q17 1Q18 2Q18 Minority interest 9.2 9.2 9.4 Attributable equity 15.5 14.9 15.8 2Q18 / 2Q17 = 2.2% 2Q18 / 1Q18 = 4.8% 24.7 24.1 25.3 15.5 14.9 15.8 2Q17 1Q18 2Q18 Attributable shareholders equity 2Q18 / 1Q18 = 5.9% 2Q18 / 2Q17 = 2.0% Total equity / Assets Tangible capital ratio (1) 10.7% 10.4% 10.8% 7.6% 7.4% 7.7% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus G ood will and other Intangibles. 2Q171Q182Q18 2Q171Q182Q18 2Q171Q182Q18 2Q171Q182Q18 Primary capital (Tier 1) 9.4 9.0 9.1 10.5 10.5 10.5 9.6 8.5 8.3 11.2 11.0 10.6 Solvency Ratio 14.2 12.8 13.3 12.7 13.1 13.0 11.2 10.1 10.0 12.4 12.0 11.8

15 7.2% 6.9% 6.8% 7.2% 6.9% 6.7% 6.0% 6.5% 7.0% 7.5% 2Q17 1Q18 2Q18 Financial Sector Consolidated NIM – Net Interest Margin (1/2) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 11.5% 10.6% 10.3% 11.6% 10.6% 10.4% 9.0% 10.0% 11.0% 12.0% 2T17 1T18 2T18 4.2% 3.6% 3.6% 6.1% 6.1% 6.8% 4.3% 3.8% 3.7% 2Q17 1Q18 2Q18

16 NIM – Net Interest Margin (2/2) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 2Q17 1Q18 2Q18 2Q18 / 2Q17 2Q18 / 1Q18 2.8 2.7 2.7 -3.5% 0.0% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.6% for 2Q18, 5.7% for 1Q18 and 5. 9% for 2Q17. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 6.3% 5.8% 5.8% 6.1% 5.6% 5.6% 2Q17 1Q18 2Q18 7.2% 6.9% 6.8% 7.0% 6.7% 6.6% 2Q17 1Q18 2Q18 1.6% 0.3% 1.0% 1.4% 0.3% 0.9% 2Q17 1Q18 2Q18 Financial Sector Consolidated

Fees and other operating income

Figures in Ps. Billions

Gross fee income



2Q18/2Q17 = 4.8%
2Q18/1Q18 = 2.9%
2Q18/1Q18=2.6%
2Q18/2Q17=3.7%
1,297.6
1,311.8
1,345.8
2Q18/2Q17
2Q18/1Q18
3.4%
17.5%
5.9%
73.2%
2.8%
19.3%
5.9%
72.0%
2.9%
17.5%
5.7%
73.9%
-11.2%
4.5%
3.4%
-7.3%
1.9%
0.6%
4.6%
5.3%
2Q17
1Q18
2Q18
Banking fees
Trust and portfolio management activities
Pension fees
Other

Growth excluding FX movement of Central American Operations

Non-financial sector

	2Q17	1Q18	2Q18
Energy & gas	108.7	161.8	145.8
Infrastructure	90.3	76.9	208.7
Hotels	4.3	9.4	0.7
Agribusiness	-6.0	3.4	0.8
Other (1)	-69.3	-45.7	-97.0
Total	**127.9**	**205.8**	**259.0**

(1) Reflects net NFS from Ventas y Servicios, Megalinea and Gestión y Contacto call-centers and other subsidiaries

Other operating income

	2Q17	1Q18	2Q18
Foreign exchange gains (losses), net	-1.5	289.7	-24.4
Trading derivatives	74.2	-152.1	139.3
Hedging activities	71.8	48.8	40.8
Derivatives and foreign exchange gains (losses), net (1)	144.4	186.5	155.7
Gains on valuation of assets	12.8	8.2	-0.4
Net income from financial instruments designated at fair value	58.0	52.0	75.0
Net gain on sale of investments	10.9	-43.6	23.7
Gain on the sale of non-current assets held for sale	2.7	2.3	3.9
Income from non-consolidated investments	50.6	94.2	50.5
Other operating income	85.9	75.0	81.3
Total other operating income	**365.2**	**374.6**	**389.7**

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes equity method income, dividend income and other income.

17

Grupo AVAL

18 Efficiency ratio Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses excluding wealth tax divided by average of total assets. 46.9% 46.6% 47.0% 2Q17 1Q18 2Q18 3.5% 3.4% 3.6% 2Q17 1Q18 2Q18

19 470.8 597.7 681.5 2Q17 1Q18 2Q18 Net income attributable to controlling interest $21.1 $26.8 $30.6 EPS $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity. Figures in Ps. Billions 1.3% 1.6% 2.0% 2Q17 1Q18 2Q18 ROAA (1) 2.0% 12.4% 15.3% 17.7% 2Q17 1Q18 2Q18 ROAE (2) 15.3%

20 Appendix

Basel III implementation in Colombia

As per defined in Decree 1477 published on August 6th, 2018

Objective

- Apply international capital adequacy standards in Colombia

Main changes vs current capital adequacy regulations

- Implements capital adequacy buffers (conservation and systemic risk)
- Establishes specific buckets for Hybrids (AT1); 1.5% at the end of transition period
- Fully deducts intangibles in CET1
- Adjusts weighing of RWAs to international standards (applying the Standardised Approach and Counterparty Risk)
- Establishes capital contribution of OCI accounts, net income and capital reserves.
- Implements "Leverage Ratio" as defined in Basel III (3% = (CET1+T2)/Exposure Measure)

Implementation Timeline


Regulatory Requirements
18-month Pre-Basel Implementation
9.0%
9.0%
9.6%
10.3%
10.9%
11.5%
0.3%
0.5%
0.8%
1.0%
0.4%
0.8%
1.1%
1.5%
4.5%
4.5%
4.1%
3.8%
3.4%
3.0%
0.4%
0.8%
1.1%
1.5%
4.5%
4.5%
4.5%
4.5%
4.5%
4.5%
2018 E
2019 E
2020 E
2021 E
2022 E
2023 E
CET1
AT1
T2
Conservation Buffer (1)
Systemic Risk Buffer(1)(2)

(1) Requires highest quality of capital

(2) Will only apply to systemic important Financial Institutions as defined by the Superintendency of Finance

Overview of RWA / Total assets across regions


60%
34%
47%
70%
71%
77%
81%
USA
EURO
Brazil
Mexico
Chile
Perú
Colombia

This ratio is expected to go down to approximately 70% in Colombia

Source: Decree 1477 of 2018

21

22

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel